UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For September 29 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated September 29 2005  -  Bunzl Expands in the US


                                                               29 September 2005



                            BUNZL EXPANDS IN THE US

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired A W Mendenhall Co Inc from a privately owned company controlled by Hal Wolken.

A long established company based in Chicago, Mendenhall serves the redistribution sector principally supplying foodservice, janitorial, industrial packaging and disposable products in the Midwest. It had revenues of $98 million in the year ended 31 December 2004. Gross assets acquired are estimated to be $19 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"Mendenhall is a strong redistribution company which complements our existing business in the Midwest both in foodservice and jan/san as well as providing further opportunities in the healthcare and industrial markets. It greatly enhances our position in redistribution in the region."

Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  September 29 2005                   By:__/s/ Anthony Habgood__

                                              Title:   Chairman